Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	2049 Century Park East Los Angeles, CA 90067 United States +1 310 552 4200 www.kirkland.com	Facsimile: +1 310 552 5900

January 19, 2023

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Ms.	Lisa Larkin

 Mr. David Manion

Re:	Crescent Capital BDC, Inc.

Registration Statement on Form N-14

File No. 333-268153

Ladies and Gentlemen:

This letter is sent on behalf of Crescent Capital BDC, Inc., a Maryland corporation (the “Company”), in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) communicated via teleconference to Monica J. Shilling, outside counsel to the Company, on December 27, 2022 regarding Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form N-14 (the “Registration Statement”). For convenience, we have set forth below, in italics, the text of the Staff’s comment prior to each of the Company’s responses. Capitalized terms used but not defined herein have the meanings set forth in the Registration Statement.

Concurrent herewith, the Company is filing via EDGAR Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement.

Accounting Comments

1.

Comment: The Staff notes the Company’s response to Comment #22 in the Company’s letter dated December 22, 2022 (the “Prior Letter”). Please also add disclosure stating that any contribution by CCAP Advisor will be treated as an “adviser contribution” under U.S. GAAP by the surviving entity post-Merger.

Response: The Company has added the requested disclosure in the Amendment.

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Securities and Exchange Commission

January 19, 2023

2.

Comment: The Staff notes the Company’s response to Comment #28 in the Prior Letter. Please also add the disclosure regarding no material differences in the accounting, taxation or valuation policies of the Company and FCRD outside of the “Questions and Answers” section of the Registration Statement.

Response: As requested, the Company has added the disclosure to the “Accounting Treatment” section in the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com and Erin M. Lett of Kirkland & Ellis LLP at (202) 389-3353 or erin.lett@kirkland.com.

Sincerely,

/s/ Monica J. Shilling, P.C.
Monica J. Shilling, P.C.

cc:	Via E-mail
Jason Breaux, Crescent Capital BDC, Inc. Christopher Healey, Simpson Thacher & Bartlett LLP Erin M. Lett, Kirkland & Ellis LLP